Exhibit 99.1

Company Contact:	USA IR Agency Contacts:
Ms Lucy Wang, Vice President	CCG Investor Relations
Email: wangjinglu@cectelecom.com	Mr. Mabel Zhang, Associate Partner
Tel: +86 (10) 5731-5638	+1 (310) 954-1383
E-mail: mabel.zhang@ccgir.com

Mr. John Harmon, Sr. Account Manager
+86 (10) 6561 6886 ext. 807
E-mail: john.harmon@ccgir.com
Website: www.ccgirasia.com
DRAFT
Qiao Xing Universal Resources, Inc. Reports First-Half 2011 Financial Results
HUIZHOU, Guangdong province, China, December 1, 2011 — Qiao Xing Universal Resources, Inc. (NASDAQ: XING) (“the Company” or “XING”), a leading company in the molybdenum mining business as well as a company with substantial assets in the resources industry, today announced unaudited financial results for the six months ended June 30, 2011.
First-Half Highlights:
•	Net sales were RMB 387 million (US $59.9 million), as compared to RMB 466 million in the first half of 2010
•
The gross loss was RMB 15.5 million (US $2.4 million), representing a gross margin of negative 4.0%, as compared to a gross profit of RMB 77.3 million, and a gross margin of positive 16.6%, for the first half of 2010

•	The net loss was RMB 18.0 million (US $2.8 million), or RMB (0.18) (US $0.03) per basic share, compared to a net profit of RMB 100.6 million or RMB 1.12 per basic share, in the first half of 2010
•	The acquisition of Balinzuo Banner Xinyuan Mining Company Ltd was completed during the first half of 2011
•	Aolunhua Mining Co., Ltd (the “Aolunhua”) contributed a pre-tax profit of RMB 7.1 million (US $1.1 million)
The decrease in sales was due mainly to lower selling prices of molybdenum metal compared to last year and a decrease in the average selling price (“ASP”), as well as in sales volume of handsets.

The decrease in non-operating income was mainly due to:
•	A decrease in interest income, owing to a decrease in the Company’s overall cash balance;
•
A goodwill write-off of RMB 19.8 million, arising from the acquisition of subsidiary Balinzuo Banner Xinyuan Company, Ltd. This figure was determined based on the preliminary purchase price allocation, which will be finalized by the end of 2011. As of today, the mine has not yet commenced operation; and

•	A decrease in a valuation gain on derivatives, as compared to first half of 2010, since certain financial instruments expired during the first half of 2011.
Financial Review of Operations for the Molybdenum Mine Business
•
Consolidated revenue from the mining business for the first half of 2011 totaled RMB 148.8 million (US $23.0 million). Gross profit was RMB 62.1 million (US $9.6 million), representing a gross margin of 41.7% compared to revenue of RMB 141.9 million, gross profit of RMB 66.4 million and gross margin of 46.8% for the first half of 2010. Net income was RMB 30.3 million (US $4.7 million), as compared to net income of RMB 45.4 million in first half of 2010.

•
Molybdenum concentrate production in the first half of 2011 was 1,697 tons (3.74 million pounds), which is equivalent to 815.84 tons (1.80 million pounds) of molybdenum metal, as compared to molybdenum concentrate production of 1,550 tons (3.42 million pounds), equivalent to 745.7 tons (1.64 million pounds) of molybdenum metal in the first half of 2010.

•
Average cost of sales of molybdenum metal produced in the first half of 2011 was RMB 101,265 (US $15,667) per ton, or RMB 46.02 (US $7.12) per pound, as compared to RMB 101,144 or RMB 45.97 per pound in the same period last year.

•
Average cash cost of molybdenum metal produced in the first half of 2011 was RMB 63,344 (US $9,800) per ton, or RMB 28.73 (US$4.44) per pound, as compared to RMB 65,276, or RMB 29.60 per pound in the first half of 2010. (The Company produces molybdenum concentrate and does not engage in smelting operations, so the cash cost does not include the cost of smelting).

•
Capital expenditures for the mining business in the first half of 2011 totaled RMB 14.6 million (US $2.3 million). In first half of 2010 mining capital expenditures were RMB 33.6 million. These capital expenditures were solely used for the construction of the Company’s Chifeng Haozhou mine.

•
The decrease in sales revenue from the molybdenum business was mainly due to the lower selling price of molybdenum metal compared to last year. The average price of molybdenum concentrate sold by the Company’s Chifeng Haozhou Mine for the six months ended June 30, 2011 was RMB 2,124 per ton, representing a decrease of 4.1% from the average price of RMB 2,212 per ton for the six months ended December 31, 2010.

Investment in Aolunhua Mining Co., Ltd.
The Company acquired a 34.53% stake in Aolunhua in late December 2010, and Aolunhua has started to contribute positively to the Company. For the first half of 2011, the Company’s share of pretax profit generated by Aolunhua was RMB 7.2 million (US $1.11 million).

Financial Review of Operations for the Telecommunications Business
•	Revenues were RMB 238.6 million (US $36.9 million), as compared to RMB 324.0 million in the first half of 2010

•	Handset shipments were 437,000 units, as compared to 621,000 units in the first half of 2010

•	Gross margin was a negative 32.5% compared to a positive 3.3% in the first half of 2010

•	Operating loss was RMB 162.4 million (US $25.1 million), as compared to an operating loss of RMB 85.1 million in the first half of 2010

•
Net loss attributable to holders of ordinary shares of Qiao Xing Mobile Communication Co., Ltd. (“QXM”), our majority owned subsidiary, was RMB 148.4 million (US $23.0 million) compared to net loss of RMB 64.5 million in the first half of 2010

The decrease in revenue in the first half of 2011 compared to the first half year of 2010 was primarily due to a decline in handset revenue, which decreased to RMB 151.9 million (US $23.5 million) in the first half of 2011 from RMB 319.0 million in the first half of 2010. The decrease in handset revenue was, however, offset by an increase in revenue from the trading of handset materials and components, which contributed sales revenue of RMB 83.1 million (US $12.9 million) in the first half of 2011. Minimal revenue from the trading of handset materials and components was recorded in the first half of 2010. The abovementioned decline in handset revenues was primarily due to lower handset shipments and a decrease in the ASP of handset products sold in the first half of 2011, as compared to the first half of 2010. The ASP of handset products decreased to RMB 347 (US$53.7) in the first half of 2011, as compared to RMB 513 in the first half of 2010. Total handset shipments in the first half year of 2011 were 437,000 units, as compared with 621,000 units in the same period of 2010. The decrease in handset shipments, compared to 2010, was primarily due to a slow-down in shipments amid intense competition in the PRC handset market and poor reception of new-product offerings in the first half of 2011.
The gross loss in the first half year of 2011 was RMB 77.6 million (US $12.0 million), as compared to last year’s loss of RMB 10.9 million. Gross margin was a negative 32.5% in the first half year of 2011, compared with positive 3.3% in the same period of 2010. The year-over-year decline in gross margin resulted primarily from the decline in ASPs and the sale of products at below-cost to clear inventories.
Selling and distribution (“S&D”) expenses in the first half of 2011 were RMB 47.8 million (US $7.4 million), compared with RMB 60.9 million in the same period of 2010. The decrease in S&D expenses in the first half of 2011 was primarily due to lower advertising and promotion costs which were cut due to the poor sales performance of products launched in the first half of 2011.

General and administrative (“G&A”) expenses were RMB 23.9 million (US $3.7 million), compared with RMB 23.5 million in the same period of 2010. Share-based compensation expenses recognized in G&A were RMB 8.9 million (US $1.4 million) in the first half of 2011, compared to RMB 9.3 million in the first half of 2010.
Research and development (“R&D”) expenses were RMB 13.1 million (US $2.0 million) for the first half of 2011, compared to RMB 9.4 million in the same period of 2010. The higher R&D expenses compared with the same period of last year were primarily due to higher R&D investments to improve future product offerings.
Operating loss for the first half of 2011 was RMB 162.4 million (US $25.1 million), as compared to operating loss of RMB 85.1 million in the first half of 2010.
Foreign Exchange Rates
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US $1.00 = RMB 6.4635 on June 30, 2011 in New York City for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2011, or at any other certain date. The percentages stated are calculated based on RMB.

— FINANCIAL TABLES FOLLOW —
Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Unaudited Consolidated Profit and Loss Account
For six months ended June 30

	2010	2011
	RMB’000	RMB’000	US$’000
Net sales	465,856	387,398	59,936
Cost of goods sold	(388,557)	(402,913)	(62,337)

Gross profit	77,299	(15,515)	(2,400)
Total operating expenses	(103,920)	(100,060)	(15,481)

Loss from operation	(26,621)	(115,575)	(17,881)
Non-operating income	117,019	35,272	5,457
Share of results of associates	—	7,163	1,108

Income (loss) before income tax	90,398	(73,140)	(11,316)
Provision for income tax	(17,962)	(8,594)	(1,330)

Net income (loss) after tax	72,436	(81,734)	(12,645)
Attibutable to non-controlling interest	28,167	63,777	9,867

Net income (loss) for the period	100,603	(17,957)	(2,778)

Basic earnings (loss) per common share:
Before extraordinary gain	1.12	(0.18)	(0.03)
Weighted average number of shares outstanding
Basic	89,897,243	98,801,903	98,801,903

Qiao Xing Universal Resources, Inc. and its Subsidiaries
Condensed Unaudited Consolidated Balance Sheet

	December 31,	June 30,
	2010	2011
	RMB’000	RMB’000	US$’000
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,178,157	2,740,362	423,975
Restricted cash	37,759	122,023	18,879
Accounts receivable, net	248,408	309,727	47,920
Inventories	61,848	54,052	8,363
Prepayment to suppliers	86,302	159,614	24,695
Prepaid expenses	872	383	60
Other current assets	36,657	46,113	7,135
Due from related parties	25	24	4

TOTAL CURRENT ASSETS	3,650,028	3,432,298	531,031

NON-CURRENT ASSETS
Property, machinery and equipment, net	269,895	290,220	44,902
Proven and probable reserves	672,610	623,789	96,510
Construction-in-progress	61,824	104,151	16,114
Investment in affliate	184,860	192,023	29,709
Value beyond proven and probable reserves	67,295	67,295	10,412
Other acquired intangible assets, net	352,800	526,874	81,516
Deferred income taxes — non-current	1,041	1,549	240

TOTAL NON-CURRENT ASSETS	1,610,325	1,805,901	279,403

TOTAL ASSETS	5,260,353	5,238,199	810,434

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank borrowings	446,000	446,004	69,004
Accounts payable	40,350	73,409	11,358
Other payables	100,882	77,805	12,038
Accrued liabilities	23,430	63,404	9,810
Deposits received	1,310	1,310	203
Deferred revenues	3,902	81,778	12,653
Due to related parties	9,325	937	145
Taxation payable	15,913	16,876	2,611
Deferred income tax	1,420	1,932	299
Convertible notes	112,163	0	0
Embeded derivatives liabilities	20,114	0	0
Assets retirement obligation	10,838	14,472	2,240

TOTAL CURRENT LIABILITIES	785,647	777,927	120,361

LONG-TERM LIABILITES
Shareholders’ loans	6,510	6,375	987
Warrants liabilities	69,831	48,164	7,452
Deferred income tax — non-current	167,154	149,305	23,100

TOTAL NON-CURRENT LIABILITIES	243,495	203,844	31,539

TOTAL LIABILITIES	1,029,142	981,771	151,900

SHAREHOLDERS’ EQUITY
XING equity	694	694	108
Additional paid-in capital	2,482,717	2,493,145	385,727
Capital reserve	145,074	283,592	43,876
Cumulative translation adjustments	(154,264)	(196,261)	(30,365)
Retained earnings	730,498	712,542	110,241

TOTAL XING EQUITY	3,204,719	3,293,712	509,587

NON-CONTROLLING INTEREST	1,026,492	962,716	148,947
TOTAL EQUITY

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	5,260,353	5,238,199	810,434

About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place undue reliance on these forward-looking statements.
Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum and other commodity prices, mine development and capital expenditures, mine production and development plans, availability of power, water, labor and equipment, environmental reclamation and closure costs and plans, environmental liabilities and expenditures, litigation liabilities and expenses, dividend payments, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company’s operations and exploration efforts and results. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 1, 2011.
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